Exhibit 99.3

Global Educational Institution Moves 1,400 Agents to in
Contact Customer Interaction Cloud

inContact advanced omnichannel routing, CRM integrations and outbound solution to improve communications between agents and students for new customer

SALT LAKE CITY – March 21, 2017 – inContact, Inc., a NICE company (Nasdaq:NICE), and the leading provider of cloud contact center software unifying omnichannel routing, workforce optimization and analytics, today announced international global education institution is modernizing its contact center by abandoning its outdated, on-premises system for the inContact Customer Interaction Cloud. The company is moving more than 1,400 agents worldwide to the flexibility, reliability and scalability of the inContact cloud solution.

inContact's new customer selected the Customer Interaction Cloud to replace their inflexible on-premises system which severely limited the company's ability to provide multichannel customer support to their growing student population. Utilizing inContact's complete omnichannel solution and skills-based interaction routing will help to increase first call resolution as students are directly routed to the proper agent based on their question or problem. The addition of email, chat, text and social media channels, integrated into one system, allow the institution to offer blended agents able to communicate via the student's preferred method.

"Education institutions are recognizing the need to serve their students much in the same way that consumer-focused companies cater to their customers and earn their business," said Paul Jarman, CEO at inContact. "Replacing expensive and inflexible on-premises systems with efficient cloud solutions are helping these organizations improve student relations by providing an outstanding customer experience."

inContact will support their new customer's need for greater efficiency by incorporating inContact Agent for Salesforce to their existing Salesforce CRM implementation which displays student information on-demand to agents through a single interface. This seamless integration helps improve key customer service performance metrics by reducing average handle time and empowering agents with the tools and information needed to quickly identify the student and address their issue immediately.

For outbound channel needs, inContact's new customer selected the award-winning Personal Connection dialer, featuring patented technology which eliminates the awkward pause of typical legacy dialers to seamlessly connecting agents with students. Improving the outbound connection rate is key to both the customer and their students as important information was often not reaching the student due to the tell-tale delay of their previous outbound system. Call recipients often assumed it was a sales or marketing message and prematurely disconnected the call. Personal Connection will help to reduce call abandon rates, improve communication to students and lead to an increase in overall student satisfaction.

Additional Information
•	Learn more about available cloud solutions from inContact
•	Follow @inContact on Twitter
•	Become a fan of inContact on Facebook

About inContact, a NICE company

inContact is the cloud contact center software leader, with the most complete, easiest and most reliable solution to help organizations achieve their customer experience goals. Recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, inContact continuously innovates in the cloud and is the only provider to offer a complete solution that includes the customer interaction cloud, an expert service model and the broadest partner ecosystem. inContact is a part of NICE (Nasdaq: NICE), the worldwide leading provider of both cloud and on-premises enterprise software solutions, helping organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. For more about NICE, visit www.nice.com. To learn more about inContact, visit www.incontact.com.

Media Contact:
Gavin Gustafson
gavin.gustafson@incontact.com
+1-801-320-3323 (MT)

Investors Contact:
Marty Cohen
+1 551 256 5354 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Ltd.
ir@nice.com

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the Company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.